Exhibit (a)(1)(I)

Offer to Purchase for Cash

by

HANDY & HARMAN LTD.

Up to $60 Million in Value of Shares of its Common Stock
At a Purchase Price of $26.00 per Share

The Offer, Proration Period and Withdrawal Rights will Expire at 5:00 P.M., Eastern Time, on September 5, 2014, Unless the Offer is Extended (the “Expiration Date”)

August 21, 2014

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by Handy & Harman Ltd., a Delaware corporation (the “Company”), to act as Information Agent in connection with its offer to purchase for cash, up to $60 million in value of shares of its common stock, par value $0.01 per share, at a price, net to the seller, less any applicable withholding taxes and without interest, of $26.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 7, 2014, as amended and supplemented by the Supplement to the Offer to Purchase, dated August 21, 2014 (the “Offer to Purchase”) and the related Amended Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).  Unless otherwise indicated, all references to “shares” are to shares of the Company’s common stock, par value $0.01 per share.  Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1. The Supplement to the Offer to Purchase;

2. The Amended Letter of Transmittal, for your use in accepting the Offer and tendering shares of and for the information of your clients, including an IRS Form W-9;

3. The Supplemental Letter that may be sent to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4. The Amended Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer in the event you are unable to deliver the stock certificates, together with all other required documents, to the Depositary (as defined in the Amended Letter of Transmittal) before the Expiration Date, or if the procedure for book-entry transfer cannot be completed before the Expiration Date; and

5. Return envelope addressed to Computershare Trust Company, N.A., as the Depositary.

Certain customary conditions to the Offer are described in Section 6 of the Offer to Purchase.

We urge you to contact your clients promptly.  Please note that the Offer, proration period and withdrawal rights will expire at 5:00 P.M., Eastern Time, on September 5, 2014, unless the Offer is extended.

Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of the tender of shares pursuant to the Offer.  However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.  The Company will pay or cause to be paid any transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Amended Letter of Transmittal (see Instruction 8 of the Amended Letter of Transmittal).

Questions and requests for additional copies of the enclosed material may be directed to us at our address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

MacKenzie Partners, Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.